Exhibit 99.1

Akumin Reports the Results of its Annual General and Special Meeting

May 13, 2021 – Plantation, FL – Akumin Inc. (“Akumin” or the “Corporation”) (NASDAQ/TSX: AKU) held its annual general and special meeting of shareholders (the “Meeting”) today, May 13, 2021, on a virtual meeting platform. A total 47,315,152 shares, representing approximately 67.421% of shares outstanding, were represented at the meeting or by proxy at the meeting.

Further to TSX reporting requirements, the voting in relation to the election of directors was conducted at the Meeting and the results were as follows:

Nominee	Votes For	Votes Withheld	Not Voted
	# (%)	# (%)	#
Thomas Davies	45,687,401 (98.535%)	679,492 (1.465%)	948,259
Stan Dunford	46,365,418 (99.997%)	1,475 (0.003%)	948,259
Murray Lee	42,491,780 (91.643%)	3,875,113 (8.357%)	948,259
James Webb	45,686,901 (98.533%)	679,992 (1.467%)	948,259
Riadh Zine	46,347,618 (99.958%)	19,275 (0.042%)	948,259

The appointment of the auditors, as described in the Corporation’s management information circular dated April 7, 2021 (the “Circular”), was duly approved by the requisite number of votes. The shareholders also passed a resolution to confirm an amendment to the Corporation’s general bylaw, previously passed by the board of directors, to increase the quorum requirement for shareholder meetings from 10% of the issued and outstanding shares being represented to 33-1/3% of the issued and outstanding shares being represented at the meeting, as further described in the Circular.

About Akumin

Akumin is a leading provider of freestanding, fixed-site outpatient diagnostic imaging services in the United States with a network of owned and/or operated imaging centers located in Florida, Texas, Pennsylvania, Delaware, Illinois, Kansas and Georgia. By combining our clinical expertise with the latest advances in technology and information systems, our centers provide physicians with imaging capabilities to facilitate the diagnosis and treatment of diseases and disorders and may reduce unnecessary invasive procedures, minimizing the cost and amount of care for patients. Our imaging procedures include MRI, CT, positron emission tomography (PET), ultrasound, diagnostic radiology (X-ray), mammography, and other interventional procedures.

For further information:

R. Jeffrey White

Investor Relations

1-866-640-5222

jeffrey.white@akumin.com